SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

SUL-TSX VENTURE

07025125

SUPPL

RECEIVED
2007 JUL 11 P 2:55

July 5, 2007

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
JUL 16 2007
THOMSON
FINANCIAL

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

dw 7/11

Enclosures

United States Sec Filing
July 5, 2007

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated June 6, 2007
2. News Release – dated June 19, 2007

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

June 6, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Intersects Spectacular 548 Foot Zone of 0.10% Molybdenum at the Jersey-Emerald Property, B.C.

Vancouver, B.C. – June 6, 2007 – Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") is pleased to provide assays for the first six underground diamond drill holes, completed during the current 14,000 foot (4,200 metre) drill program on its 100% owned Jersey-Emerald Molybdenum-Tungsten Property located near Salmo, BC. **Drill-Hole JM07-04, was the highlight of the six holes. This remarkable hole assayed 0.10% molybdenum (MoS_2) over a core length of 548.0 feet and averaged 0.04% MoS_2 over its entire 1,529 foot length. The hole contained several higher grade sections including 0.28% MoS_2 over 79.9 feet, 0.23% MoS_2 over 43.0 feet and 1.81% MoS_2 over 9.9 feet.**

The six widespread holes were drilled in the East Dodger molybdenum Zone, and were designed to investigate the lateral limits of the molybdenum mineralization. The holes were low angle (horizontal) holes drilled in a fan formation from a single underground drill station located 900 feet south of the Dodger Molybdenum Discovery Zone (see news releases of October 3, 2005, October 13, 2005 and February 22, 2006). The widely spaced holes tested for molybdenum mineralization to the north, west and south of the drill station. Significant molybdenum mineralization was encountered in four of the six holes.

Mr. Arthur G. Troup, President and CEO said "Sultan is extremely pleased with the results of the six diamond drill holes received to date. Due to the success of the present program, the Company is in discussion with the drill contractor for an additional 20,000 feet of surface diamond drilling on the Dodger and East Emerald zones."

The East Dodger molybdenum zone has now been tested with 27 drill holes and mineralization has been intersected in 25 of these holes. Molybdenum mineralization occurs over an area measuring 3,400 feet north-south by 900 feet east-west. The zone remains open to the east, west and at depth. The high-grade mineralization encountered in Drill-Hole JM07-04 is located 500 feet west of the high-grade intersections reported previously for the Dodger Molybdenum Discovery Zone. These intersections appear to be associated with a high-grade, east-west trending corridor that remains open to the east and west.

Drilling has now been completed in 19 holes out of a planned program of 50 holes for 2007. Holes JM07-07 through JM07-15 and hole JM07-19 investigated the lateral limits of the Dodger tungsten mineralization. Holes JM07-16 through JM07-18 are follow-up holes to the high-grade molybdenum intersection in hole JM07-04. Visible mineralization has been reported in many of these holes including holes JM07-16 through JM07-18. All drill core is presently being logged and split and assay results are expected in July.

Significant intersections from the six drill holes are given in the following table:

DRILL-HOLE #	FROM (feet)	TO (feet)	WIDTH (feet)	MOS_2 (%)
JM07-01	348.40	364.00	**15.60**	**0.05**
Including	350.00	352.00	**2.00**	**0.17**
and	870.00	939.00	**69.00**	**0.04**
Including	932.00	939.00	**7.00**	**0.35**
and	1,430.00	1,432.00	**2.00**	**0.32**
JM07-02	Abandoned			
JM07-03	424.30	429.00	**4.70**	**0.20**
and	444.00	641.50	**197.50**	**0.04**
Including	496.60	500.50	**3.90**	**0.43**
and	561.50	583.00	**21.50**	**0.07**
and	605.10	609.00	**3.90**	**0.19**
and	876.40	880.20	**3.80**	**0.20**
JM07-04	0.00	1,529.00	**1,529.00**	**0.04**
Including	739.00	1,368.00	**629.00**	**0.09**
Including	789.00	1,338.00	**548.00**	**0.10**
Including	789.10	869.00	**79.90**	**0.28**
Including	789.10	799.00	**9.90**	**1.81**
and	1,155.00	1,198.00	**43.00**	**0.23**
Including	1,190.00	1,198.00	**8.00**	**0.60**
JM07-05	Un-mineralized			
JM07-06	926.00	956.00	**30.00**	**0.13**
Including	926.00	936.00	**10.00**	**0.25**

Note 1: All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing 5,600 drill hole database.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the ongoing exploration programs. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience from Kamloops, B.C., is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects."

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:

Marc Lee, Investor & Corporate Communications

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Linda Armstrong, Vice President
CHF Investor Relations
Phone: (416) 868-1079, Ext. 229
Email: Linda@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify "Sultan Minerals News" in the subject line or contact the Company directly.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release. This release was prepared by Sultan management and no regulatory authority has approved or disapproved the information contained herein.

This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.sultanminerals.com.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

June 19, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN ACQUIRES SURFACE RIGHTS TO ADDITIONAL 150 ACRES AT JERSEY-EMERALD TUNGSTEN-MOLYBDENUM PROPERTY, B.C.

Vancouver, B.C. – June 19, 2007 – Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") is pleased to announce that it has entered into a purchase agreement (the "Agreement") with Albert and Sharol Mottl (the "Sellers") of Hillcrest Mines, AB to acquire 100% of the rights, title and interest for the surface rights over one hundred and fifty (150) acres of land (the "Property") overlying part of the Jersey Claim Group which consists of 28 Crown Granted mineral claims, four two-post claims and 80 mineral units located near Salmo, British Columbia. The Agreement is subject to regulatory approval.

Under the terms of the Agreement, Sultan has agreed to make a one-time cash payment of $50,000 and issue 150,000 common shares to the Sellers for the purchase of the Property.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement are subject to a hold period of four (4) months, plus one (1) day from the date of issuance.

Mr. Arthur G. Troup, President and CEO stated "We are aggressively taking the necessary steps to advance the known molybdenum and tungsten deposits at our Jersey-Emerald mine as is evident by this land acquisition purchase and our drilling program which is well underway. Sultan now owns 1,100 acres of surface rights over the proposed mine site. We are currently awaiting assay results for an additional nine holes that explored for extensions of the tungsten mineralization and an additional three holes that explored for extensions of the molybdenum. We look forward to issuing these results as soon as they become available, which we anticipate will be in July."

The Jersey-Emerald property is host to the historic Emerald Tungsten Mine, Canada's second largest tungsten mine and the former Jersey Lead-Zinc Mine, which was British Columbia's second largest lead-zinc producer.

On May 23, 2007, Sultan filed a National Instrument 43-101 compliant Technical Report for the Jersey-Emerald Property, which was prepared by Wardrop Engineering Inc. The study identifies a potentially commercial tungsten operation at current prices. Sultan is presently proceeding with a 50 drill hole exploration program which may substantially improve the economics of the project.

Assays for the first six holes of this drill program were released on June 6, 2007. The six holes were drilled to test for molybdenum mineralization situated beneath the tungsten deposit. Molybdenum mineralization was intersected in four of the six holes. Drill-Hole JM07-04, was the highlight of the six holes. This remarkable hole assayed 0.10% molybdenum (MoS_2) over a core length of 548.0 feet and averaged 0.04% MoS_2 over its entire 1,529 foot length. The hole contained several higher grade sections including 0.28% MoS_2 over 79.9 feet, 0.23% MoS_2 over 43.0 feet and 1.81% MoS_2 over 9.9 feet.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:

Marc Lee, Investor & Corporate Communications

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Linda Armstrong, Vice President
CHF Investor Relations
Phone: (416) 868-1079, Ext. 229
Email: Linda@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify "Sultan Minerals News" in the subject line or contact the Company directly.

END